VICTORIA J. REICH

847/627-2113 Direct

847/627-7113 Fax

vreich@ussco.com

July 15, 2010

Securities and Exchange Commission

Attention: Mr. John Reynolds

Assistant Director

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:          United Stationers Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2010

File No. 000-10653

Dear Mr. Reynolds:

On behalf of United Stationers Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated June 23, 2010.  This letter contains the responses to the Staff’s comments.  The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for Fiscal Year Ended December 31, 2009

1.     We note that exhibits 4.1, 10.20, 10.22, 10.24, 10.28, 10.29, 10.30, 10.31, 10.32, 10.37, and 10.39 are missing schedules, attachments or exhibits.  We also note that Exhibits 10.1 and 10.3 to the Form 10-Q for the period ended March 31, 2010 are missing schedules, attachments or exhibits.  Please confirm that you will file the missing schedules, attachments or exhibits with your next periodic report.

RESPONSE:

We will include the missing schedules, attachments and exhibits with the Company’s next periodic filing.  We intend to request confidential treatment regarding portions of these materials when we file them.

Definitive Proxy Statement on Schedule 14A

2.     You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their target or maximum future payouts under your equity incentive plan.  Please confirm that in future filings you will disclose the specific performance targets used to determine such payouts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

RESPONSE:

It is appropriate to omit the requested information pursuant to Instruction 4 to Item 402(b) because the restricted stock unit (“RSU”) award payouts will be based on economic profit targets, the disclosure of which would result in competitive harm to the Company.

As disclosed in the 2009 proxy statement (see page 16 and page 17), the Company granted RSU awards to each named executive officer in lieu of an annual cash incentive award for 2009.  The target economic value of each named executive officer’s RSU award was equal to 50% of the executive’s foregone annual cash incentive cash target for 2009.

To receive a payout under the RSU award, the executive must be employed by the Company through January 1, 2012.  To achieve the target payout, either (A) the Company’s cumulative economic profit for the three-year period beginning January 1, 2009, must equal the three-year economic profit target established by management and approved by the Human Resources Committee of the Company’s Board of Directors, or (B) the cumulative economic profit for 2009 and 2010 must be at the high end of the range of the Company’s projected 2009 and 2010 economic profit (significantly higher than target performance).  The target payout is also the maximum payout; if the three-year cumulative economic profit exceeds the target established by the Human Resources Committee, the RSU awards will pay out at the target amounts.  However, there will be no payout if the cumulative three-year economic profit from 2009 through 2011 falls below a minimum acceptable amount established by the Committee.

Disclosure of the specific one, two and three-year economic profit ranges would pose a risk of competitive harm.  The Company does not currently disclose forecasted financial results for specific periods; it discloses only its long-term financial goals, including earnings per share growth and return on invested capital in the mid-teens.  Thus, our customers, suppliers and competitors are not able to determine our projections or plans for financial performance for any specific future period.  If customers and suppliers became aware of our financial projections or plans, they could use such information in their negotiations regarding the prices we charge to customers or pay to suppliers.

To our knowledge, our major competitors are not required to disclose, with respect to their like businesses, much of the information that we currently disclose to stockholders since their like businesses are either divisions of large public companies or are privately-held.  If competitors were able to see the Company’s economic profit targets, they could gain insight into management’s revenue growth expectations, pricing strategies, profit margin expectations and investment plans—all of which competitors could use in designing their own strategies for competing against the Company.

The Company will disclose the economic profit targets and the Company’s actual performance after the three-year performance cycle is completed and the RSU payouts are determined.

*              *              *              *              *

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please don’t hesitate to contact me at (847) 627-2087.  Thank you for your time and consideration.

Sincerely,

/s/Victoria J. Reich
Victoria J. Reich
Senior Vice President and
Chief Financial Officer

cc:	Richard W. Gochnauer, Chief Executive Officer